Exhibit (a)(4)

COMMERCIAL METALS COMPANY SENDS LETTER TO STOCKHOLDERS

Recommends FOR the Election of Its Highly Qualified Board Nominees at Annual Meeting

Rejects Icahn Group Nominees as Lacking Experience and Independence;

Believes Icahn’s Nominees Will Only Further His Opportunistic Attempt to Acquire CMC

Irving, Texas, December 19, 2011 – Commercial Metals Company (NYSE: CMC) (“CMC”) today sent a letter from its Board of Directors to its stockholders that highlights the significant progress the Company is making on the execution of its strategic plan and the substantial steps it is taking to deliver stockholder value. The letter urges stockholders to vote for its highly qualified slate of directors on the WHITE proxy card to continue this momentum and reject what it believes is a severely unqualified group of candidates nominated by Carl Icahn who will only seek to further Mr. Icahn’s opportunistic attempt to acquire CMC.

The full text of the letter to stockholders follows:

YOUR VOTE IS IMPORTANT

PLEASE VOTE THE ENCLOSED WHITE PROXY CARD TODAY!

December 19, 2011

Dear Fellow Stockholders:

At this year’s Annual Meeting of Stockholders scheduled to be held on Friday, February 3, 2012, you will be asked to make an important decision involving your investment in Commercial Metals Company (CMC).

Your Board and management team have taken substantial steps to strengthen the Company’s business, which we believe will position CMC for enhanced performance in the current environment as well as for the anticipated improvement in our end markets and to deliver strong returns to stockholders. The execution of the Company’s strategic plan, led by our new CEO and CFO, has already resulted in meaningful progress and improved results.

Despite these actions and clear progress, Carl Icahn, the well-known corporate raider, launched a proxy fight to replace three members of CMC’s Board – an effort that is in direct support of his hostile tender offer to acquire the Company. We strongly urge you to reject Mr. Icahn’s nominees and stockholder proposals, reject his offer and not tender your shares.

DON’T LET CARL ICAHN TAKE VALUE THAT RIGHTFULLY BELONGS TO YOU!

After a thorough review, our Board unanimously concluded that Mr. Icahn’s opportunistic offer, which comes at a low point in the economic and industry cycle – and at a time when the execution of our strategic plan is beginning to yield results – substantially undervalues the Company and its future prospects. Moreover, we believe the continued pursuit of our strategy will deliver far greater value for our stockholders than Mr. Icahn’s offer. We firmly believe this is a self-serving attempt by Mr. Icahn to take value for himself that rightfully belongs to CMC stockholders. In short, Mr. Icahn’s effort to install his representatives on the CMC Board is part of a transparent plot to acquire the Company at a bargain basement price.

Accordingly, at the upcoming Annual Meeting of Stockholders we are seeking your support to elect our highly qualified and experienced directors to the CMC Board. We believe that our three nominees are vastly superior to Mr. Icahn’s, who are closely tied to him, lack the qualifications and independence to serve all stockholders and are merely a vehicle to effectuate Mr. Icahn’s attempt to buy the Company without paying a fair price.

Our efforts have already resulted in improved financial and operational performance – and your vote on the enclosed WHITE proxy card FOR the Company’s three nominees is critical to ensuring that we continue our momentum in 2012 and beyond, and you receive the benefits of our recent operational improvements.

YOUR BOARD AND MANAGEMENT TEAM HAVE TAKEN SIGNIFICANT ACTIONS

THAT ARE YIELDING RESULTS

Although the environment for the metals industry has been challenging, CMC has taken decisive action to respond to these challenges and, as a vertically integrated, low-cost producer of steel products with a significant international presence, is also uniquely positioned to take advantage of a cycle recovery. Under the new leadership of industry veteran Joe Alvarado, who became CEO only three months ago, and CFO Barbara Smith, who joined CMC earlier this year, substantial progress has already been made. Specifically, we have taken, and continue to take, steps to reduce our cost structure and realign our sales to higher margin products, both of which have helped to strengthen CMC and better position the Company for future growth.

Since October of this year alone, we have:

•	Exited our Croatia operations;

•	Restructured the fabrication business, and closed five rebar fabricating locations;

•	Implemented further global headcount reductions; and

•	Closed or sold eight construction services locations.

While cost and efficiency are clear priorities, our team has also been focused on exiting non-core businesses and expanding in higher margin areas. As examples, CMC sold its non-core steel-joist manufacturing operations and expanded its profitable operations in Poland with a focus on value-added merchant and wire rod products – the latter representing one important piece of our attractive and profitable international growth platform. We believe the recent steps taken by the Company are important to the success of our business and they will deliver substantial value to our stockholders.

IMPROVED FINANCIAL PERFORMANCE IN FISCAL 2011 –

AND CONTINUING IMPROVEMENT IN FIRST QUARTER FISCAL 2012

CMC’s improved financial performance in fiscal 2011 and the beginning of fiscal 2012 demonstrates that our plan is beginning to deliver results. We increased year-over-year net sales by approximately 26 percent, reported a substantial financial improvement in our CMC Recycling, Americas Mills, and International Marketing and Distribution segments, and significantly enhanced results in our Polish operation, all while maintaining a steady dividend for our stockholders.

We recommend that you carefully review our fourth quarter and full-year results released on October 28, 2011 to obtain a broader understanding of the many initiatives underway and how we expect them to benefit the Company in the future. We also recently announced guidance for our first quarter of 2012, which demonstrates that our positive sales growth trend is continuing. We are confident that we are on the right path and believe the continued execution of our strategic plan will unlock more value.

Commenting on the Company’s most recent actions, industry analysts have applauded the changes taking place at CMC.

“…the ‘strategic change’ story should continue to be a near term catalyst…new management could potentially unlock value by streamlining the portfolio and/or further cutting costs…CMC’s improving product mix and cost position in Europe should also drive EPS power in 2012. Longer term, we also view CMC as a beneficiary of increased infrastructure spending and a recovery in construction.”

-CRT Capital Group LLC analyst Kuni Chen

(November 28, 2011)

“…CMC’s latest initiatives may ultimately have a positive impact on earnings and cash flows following completion of restructuring and other associated nonrecurring costs. These actions by new management may also improve investor sentiment in the story, as the company is clearly taking more dramatic actions in an otherwise challenging environment in an effort to increase shareholder value.”

-DA Davidson & Co. analyst Brent Thielman

(October 10, 2011)

CMC HAS A STRONG, INDEPENDENT AND EXPERIENCED BOARD

CMC is led by strong, independent and experienced directors who are focused on serving all of CMC’s stockholders. The directors regularly evaluate the Board’s composition to ensure it has the right skills for CMC. As of January 1, 2012, five of the ten continuing CMC directors will have been appointed to the Board since 2010, and CMC’s lead outside director will begin serving as non-executive Chairman. At the upcoming Annual Meeting, we are nominating three highly qualified nominees for election: Harold L. Adams, Joe Alvarado and Anthony A. Massaro.

•

Harold L. Adams brings extensive knowledge of the construction industry, and broad experience in managerial and leadership matters from his 36-year tenure as Chairman, President and Chief Executive Officer of RTKL Associates Inc., a global design firm, his membership on other public company boards and his role as Chairman of The Design-Build Institute of America and as a member of the National Academy of Construction. He provides our Board with additional valuable perspective on the Company’s management, operations and strategy.

•

Joe Alvarado is a veteran of the metals, trading and manufacturing industries. Mr. Alvarado joined CMC as EVP and COO in April 2010 and has served as President and CEO of CMC since September 1, 2011. Prior to CMC, Mr. Alvarado held various leadership positions at Ispat International N.V, United States Steel Corporation (and its predecessor Lone Star Technologies, Inc.), Birmingham Steel Corporation and Inland Steel. His vast experience in the steel industry has provided him with valuable knowledge of accounting, sales, manufacturing, planning and operations and a keen understanding of CMC’s industry and customer dynamics. Mr. Alvarado’s experience in domestic and global business, integrated and minimill manufacturing, and flat and long products sales and marketing further qualifies him to lead the Company and serve on our Board.

•

Anthony A. Massaro, CMC’s current Lead Director who, effective January 1, 2012, will become Chairman of the Board, has broad experience in the industrial industry, global business acumen and financial and strategic planning expertise from his role as President and Chief Executive Officer of Lincoln Electric Holdings, Inc., a global manufacturer of welding and cutting equipment, from 1996 to January 2005, and as Chairman of Lincoln Electric from May 1997 to October 2005. Mr. Massaro’s strong international background also provides our Board with additional perspective on corporate strategy and opportunities for current and future international operations.

We believe that Messrs. Adams, Alvarado and Massaro are the right individuals to serve and help build on the significant strategic efforts at CMC. They bring a wealth of relevant experience and decisiveness to the CMC Board, and we believe that the Company would continue to greatly benefit from their market insight, significant industry expertise and strategic counsel.

The Company also recently announced the appointment of Rick Mills as a director, effective January 1, 2012. Mr. Mills, who formerly served as Corporate Vice-President and President of the Components Group of Cummins, Inc. as well as in a variety of other senior positions during his 37-year tenure at Cummins, will replace Murray McClean, who has announced his retirement from the Board. We believe that Mr. Mills and his track record of success at Cummins will provide a valuable new perspective on CMC’s Board.

Our Board nominees are accomplished executives and experts in their fields, and they are fully committed to acting in your best interests. We urge you to support them at our upcoming Annual Meeting.

ICAHN’S NOMINEES ARE NOT QUALIFIED TO SERVE ON CMC’S BOARD

Our Board of Directors has reviewed Mr. Icahn’s three candidates for election to CMC’s Board and unanimously determined that they are not qualified to serve as CMC directors, are all tied to Mr. Icahn and are clearly being put forth to further his attempt to acquire the Company.

•

Lack of Experience and Independence: None of Mr. Icahn’s three candidates has ever worked directly in the metals industry. Additionally, Mr. Icahn’s nominees completely lack independence as all three are either current or former employees or business partners of Mr. Icahn through Icahn Capital LP or at American Railcar Industries Inc., a portfolio company of Icahn Enterprises, L.P.

•

Serious Conflict of Interest: Because Mr. Icahn controls a competitor in our industry – PSC Metals, Inc. – it is possible that the election of Mr. Icahn’s representatives would violate the Clayton Act, a federal law that seeks to prevent anticompetitive practices.

•	Nominees Chosen to Effect Icahn’s Agenda: Mr. Icahn is attempting to acquire the Company – his proxy fight to put his nominees on the Company’s Board is in support of that effort.

We strongly recommend that stockholders reject Mr. Icahn’s conflicted, unqualified nominees and stockholder proposals. Please DO NOT sign or return or vote any proxy card sent to you by Mr. Icahn and his affiliates.

CONSIDERING THEIR CLOSE TIES TO ICAHN AND HIS OPPORTUNISTIC ATTEMPT TO ACQUIRE CMC – WHOSE INTERESTS DO YOU THINK THEY WILL PROTECT – YOURS OR HIS?

It should be clear to stockholders that Mr. Icahn’s nomination of representatives to the CMC Board is a tactic to further his own agenda of acquiring CMC. Consistent with its fiduciary duties, our Board of Directors thoroughly reviewed Mr. Icahn’s $15.00 per share tender offer and unanimously rejected it as not in the best interests of CMC’s stockholders and is urging stockholders to not tender their shares.

As noted, it was the Board’s firm view that Mr. Icahn’s offer is an opportunistic attempt to acquire CMC at a low point in the business cycle and at a time when the benefits of our strategic actions have not yet been fully realized. Even when compared to the Company’s relatively depressed stock price, Mr. Icahn’s $15.00 per share price fails to deliver a meaningful premium. It represents a significant discount of 17.1% to CMC’s 52-week high of $18.09 on February 17, 2011, no premium to CMC’s stock price of $15.03 as recently as May 19, 2011, and a miniscule premium of 3.9% to CMC’s one-year average price of $14.43 per share (as of November 25, 2011).

Even Mr. Icahn has recently said that he believes CMC shares are “undervalued.” He described CMC’s shares as such in the Schedule 13D he filed with the SEC on July 28, 2011 – just the day prior, CMC’s shares closed at $14.34. He now wants to buy the Company for $15.00 per share, which represents only a 4.6% premium to the “undervalued” share price.

In light of his push to acquire CMC at a price that substantially undervalues the Company – as even he seems to agree – how can Mr. Icahn’s nominees act in the best interests of all CMC stockholders when Mr. Icahn has stated publicly that he will direct his nominees to pursue his agenda?

VOTE FOR NOMINEES WHO WILL SERVE ALL STOCKHOLDERS – NOT JUST CARL ICAHN

YOUR VOTE IS IMPORTANT – VOTE THE WHITE PROXY CARD TODAY!

Our Board is committed to serving the interests of all stockholders. We believe that we have a strong Company with the right leaders to continue taking the right steps to position CMC for success when the global economy improves and drive stockholder value for the long-term.

For your convenience, we have arranged for telephone and internet voting. Simply follow the instructions on the enclosed form of proxy. We urge you to vote your enclosed WHITE proxy card FOR the Company’s directors now.

Because of Mr. Icahn’s proxy contest and hostile tender offer, you will likely receive multiple mailings of materials. Please DO NOT sign or return any proxy card or other material sent to you by Mr. Icahn and his affiliates. The only action we recommend you take is on the enclosed WHITE proxy card.

Thank you for your support.

On behalf of The Commercial Metals Company Board of Directors:

Anthony A. Massaro	Joe Alvarado
Lead Director	President and CEO

If you have any questions, require assistance with voting your WHITE proxy card,

or need additional copies of the proxy materials, please contact:

105 Madison Avenue

New York, NY 10016

cmc@mackenziepartners.com

(212) 929-5500 (Call Collect)

Or

TOLL-FREE (800) 322-2885

About Commercial Metals Company

Commercial Metals Company and subsidiaries manufacture, recycle and market steel and metal products, related materials and services through a network including steel minimills, steel fabrication and processing plants, construction-related product warehouses, a copper tube mill, metal recycling facilities and marketing and distribution offices in the United States and in strategic international markets.

Forward-Looking Statements

Certain statements contained in this news release are forward-looking statements. These forward-looking statements can generally be identified by words such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts” or other similar words or phrases. There are inherent risks and uncertainties in any forward-looking statements. Although the Company believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Except as required by law, the Company undertakes no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or otherwise.

Developments that could impact the Company’s expectations include the following: absence of global economic recovery or possible recession relapse; solvency of financial institutions and their ability or willingness to lend; success or failure of governmental efforts to stimulate the economy, including restoring credit availability and confidence in a recovery; continued sovereign debt problems in Greece and other countries within the euro zone and other foreign zones; customer non-compliance with contracts; construction activity or lack thereof; decisions by governments affecting the level of steel imports, including tariffs and duties; litigation claims and settlements; difficulties or delays in the execution of construction contracts resulting in cost overruns or contract disputes; metals pricing over which the Company exerts little influence; increased capacity and product availability from competing steel minimills and other steel suppliers, including import quantities and pricing; execution of cost minimization strategies; ability to retain key executives; court decisions and regulatory rulings; industry consolidation or changes in production capacity or utilization; global factors, including political and military uncertainties; currency fluctuations; interest rate changes; availability and pricing of raw materials, including scrap metal, energy, insurance and supply prices; passage of new, or interpretation of existing, environmental laws and regulations; severe weather, especially in Poland; the pace of overall economic activity, particularly in China; and business disruptions, costs and future events related to the tender offer and proxy contest initiated by Carl C. Icahn and affiliated entities.

Important Additional Information

CMC’s stockholders are strongly advised to carefully read CMC’s solicitation/recommendation statement on Schedule 14D-9, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2011, and any amendments or supplements thereto. CMC’s solicitation/recommendation statement sets forth the reasons for the recommendation of CMC’s Board of Directors and related information. Free copies of the solicitation/recommendation statement are available at the SEC’s web site at www.sec.gov, or at the CMC web site at www.cmc.com or by writing to CMC at 6565 N. MacArthur Blvd., Suite 800, Irving, Texas 75039, Attn: Corporate Secretary. Copies may also be obtained from Mackenzie Partners, Inc. by calling or emailing a request directly as set forth above.

Contact:

Investors:

Barbara Smith

Chief Financial Officer

214-689-4300

Or

Larry Dennedy

MacKenzie Partners

212-929-5239

Media:

Debbie Miller/Chris Kittredge

Sard Verbinnen & Co

212-687-8080